March 30, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

RE:	Zomax Incorporated, SEC File No. 0-28426, CIK No. 1010788
Form 10-K for Year Ended December 31, 2004

Ladies/Gentlemen:

Filed herewith pursuant to Section 13 of the Securities Exchange Act of 1934 is the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 for Zomax Incorporated.

Pursuant to General Instruction D(3) to Form 10-K, we advise you that the financial statements contained in the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying such principles or practices.

If you have any questions or comments, please contact the undersigned.

Very truly yours,

/s/ Robert J. Rueckl
Robert J. Rueckl
Executive Vice President and Chief Financial Officer
Zomax Incorporated
5353 Nathan Lane N.
Plymouth, MN 55442
Telephone: 763-553-9300
Fax: 763-519-3710

Enclosures